Iwona Kozak Stream Communications 604-669-2826, 800-704-9649 iwona.kozak@streamcn.com	Maura Gedid Breakstone Group 646-452-2335 mgedid@breakstone-group.com

FOR IMMEDIATE RELEASE

Stream Announces a Special Shareholders' Meeting to be Held May 18, 2007 to Enable Corporate Restructuring, Acquisition Funding and AIM IPO

WARSAW, Poland, April 23, 2007 - Stream Communications Network & Media Inc. (OTCBB: SCNWF & FSE: TPJ) ("Stream"), the broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland, today announced that the shareholders of Stream Communications are invited to the Special Meeting of Shareholders, to be held on Friday, May 18, 2007 at 9.30 a.m. PT at the offices of Lang Michener LLP, 1500--1055 West Georgia St. Vancouver, British Columbia, Canada.

The purpose of the meeting is to vote on a special resolution to transfer the assets of the company, primarily the shares of Stream Communications SP z.o.o. ("Stream Poland") to Central European Cable Company "CECC", to be incorporated under the laws of Guernsey. It is proposed that CECC would then apply to have its common shares listed for trading on the AIM market of the London Stock Exchange and that, concurrent with such listing, CECC would raise approximately US $60 million ("the CECC Financing"). Concurrently with or subsequent to listing, it is proposed that shares of Stream will be exchanged for shares of CECC. [See Chart below.]

Relative Ownership Chart

Stream shareholders' relative ownership of CECC will be calculated including the value of acquisitions announced prior to the AIM IPO.

The purpose of the CECC Financing is to assemble the funds needed for future growth of the business as a provider of cable TV, high-speed Internet and VoIP services in Poland and take advantage of industry consolidation opportunities which currently exist in the Polish cable industry, while continuing to strengthen its existing technology and service offerings and better compete in the rapidly evolving Polish triple play market.

Jan Rynkiewicz, President & CEO states, "Specifically, the equity fundraising, together with a similar amount of debt, will be used exclusively to acquire both existing and greenfield networks with whom Stream has completed or is completing negotiations, in keeping with the Company's 2007 objectives. The proposed acquisitions will be announced as negotiations are completed. These restructuring and funding initiatives mark the beginning of a new stage of growth for the Company."

The Company is also evaluating U.S. and London based private funding sources for pre-IPO participation; these funds may also choose to participate in the IPO.

Concurrently with, or subsequent to, successful listing on AIM, Stream management will act diligently to finalize distribution of the CECC shares to Stream shareholders. Once such distribution is completed CECC will assume Stream's status as a reporting company under the US Securities Exchange Act of 1934.

Stream remains committed to its North American shareholder base, and also recognizes the importance of North American capital markets for funding future growth.

Copies of the proxy materials with respect to the Special Meeting have been mailed on April 23, 2007 to shareholders of record as of April 4, 2007 and are otherwise available from Stream or on SEDAR at www.sedar.com.

It is important for Stream shareholders to exercise their right to vote (or to exercise their right to dissent) either at the Special Meeting or by proxy, on the arrangement. The directors of the Company urge shareholders to exercise these rights.

About Stream Communications

Stream is a broadband cable company and offers cable TV, high-speed Internet and VoIP services in Poland. Stream is the 7th largest cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Safe Harbor for Forward-Looking Statement
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.